

TEAM MEMBER OF SelfDecode

Paving the way for
precision health.

Ashley Barrar (She/Her) · 3rd
VP of Administration at SelfDecode
Tulsa Metropolitan Area · Contact info
285 connections

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Hiring a Facebook Ads Marketer & 1 other
SelfDecode · United States · 22 days ago
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SelfDecode
Babson College

Experience



SelfDecode
1 yr 1 mo



VP of Administration
Full-time
May 2021 – Present · 3 mos
Remote

Executive Assistant
Contract
Jul 2020 – May 2021 · 11 mos



Remote Consultant
DiRechter Services · Full-time
Jun 2019 – Jul 2020 · 1 yr 2 mos
Tulsa, Oklahoma Area

DiRechter Services is a technology solutions consulting business, catering to the needs of
individuals and businesses alike.



Office Manager
Tulsa Foundation For Arch · Part-time
Oct 2015 – May 2019 · 3 yrs 8 mos
Tulsa, Oklahoma

I handled all office responsibilities while managing technical support, event creation, event
logistics, social media, wordpress website updates, maintain membership database, customer
service, and merchandising.



Executive Assistant
Execustuff · Part-time
Feb 2015 – May 2019 · 4 yrs 4 mos
Tulsa, Oklahoma, United States

Assistant to a real estate CEO, covering everything from scheduling appointments, making travel
arrangements, event planning, file organization, communication preparations and drafting, and
managing phone calls.



Consultant
DiRechter Services · Self-employed
Jun 2014 – Feb 2016 · 1 yr 9 mos
Tulsa, Oklahoma, United States

On-Site and Remote support for clients experiencing technical problems

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Education



Babson College
BS in Business Adminstration, Entrepreneurship
2010 – 2014
Activities and Societies: CLTP Coaching Babson Chamber of Commerce Babson Players FME - The
RadioActive Group

FME stands for Foundation of Management and Entrepreneurship. It is a full year course
integrating hands-on business experience with the educational support in management and IT.
"Every fall semester, first-year Babson students are given the assignment to develop a business
model for a team of thirty individuals. The businesses are scheduled to begin and run throughout
the spring semester" - Babson College Website


Institut catholique de Paris
French Language and Literature
2013 – 2013

Study Abroad with ICLF for the Spring 2013 semester through Academic Programs International.

Volunteer experience


Check-In / Docent
Tulsa Foundation For Arch
Apr 2015 – Present • 6 yrs 4 mos

Help the Tulsa Foundation for Architecture with set-up, check-in, and/or take-down for various city events. Being involved in this group has taught me new and interesting things about the city and it's buildings.


Volunteer
OKLAHOMA WESTIE RESCUE FOUNDATION
Oct 2014 – Present • 6 yrs 10 mos
Animal Welfare

I assist at adoption events and home visits for potential adopters

Skills & endorsements

Entrepreneurship · 12

 Endorsed by **Alex Shearer, who is highly skilled at this**

 Endorsed by **2 of Ashley's colleagues at Babson College**

Social Media · 10

 Endorsed by **2 of Ashley's colleagues at Babson College**

Microsoft Excel · 8

Mya Twersky and 7 connections have given endorsements for this skill

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Recommendations

Received (3)   Given (1)


Benjamin Rechter
Customer Success Manager at Harmonic
August 1, 2019, Ashley worked with Benjamin in the same group

Ashley is a driven and creative individual that is able to perform the same amount of work as two or three other people combined. She has repeatedly demonstrated resourcefulness and skills in coordination. I have personally witnessed her overcome multiple obstacles across multiple projects, achieving results an... See more


Angelo Santinelli
Board Member/Advisor/Adjunct Professor
December 6, 2012, Angelo was Ashley's teacher

Persistent, hard working and creative student who embraces entrepreneurial thought and action.

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